Exhibit 99.1

Organigram Provides Corporate Update

Announces Earnings Call for Fiscal Q4 and Full Year 2019 Results

MONCTON, New Brunswick--(BUSINESS WIRE)--November 11, 2019--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, provided a corporate update today and announced details for its fiscal fourth quarter ended August 31, 2019 (“Q4 2019”) and full year 2019 conference call. The Company is scheduled to report its fourth quarter and full year earnings results for its fiscal year ended August 31, 2019 on Monday, November 25, 2019 before market open.

Fiscal Fourth-Quarter and Full Year 2019

For the fiscal full year 2019, the Company expects to report year-over-year growth in net revenue of approximately 547% to about $80.4 million as well as positive adjusted EBITDA for the year. Net revenue (after excise taxes) for Q4 2019 is expected to be approximately $16.3 million, which reflects about $20.0 million of shipments in the quarter and about $3.7 million in provisions for product returns and pricing adjustments. Lower Q4 2019 net revenue (compared to third quarter net revenue of approximately $24.8 million) and about $1.6 million of packaging and inventory adjustments (charged to cost of sales) in the quarter are expected to contribute to negative adjusted EBITDA for Q4 2019.

For Q4 2019, the Company also expects to report sequential improvement in the cost of cultivation per gram and overall harvested volume as its yield per plant returned to normalized levels following a temporary decline in the third quarter of fiscal 2019 (“Q3 2019”). As first discussed in its third quarter earnings report, the cannabinoid content in Organigram’s harvested flower and sweet leaf has continued to reach all-time highs and the Company has identified what it views as an optimal balance of high yields and high cannabinoid content.

“While Q4 2019 did not meet our overall expectations, we have not only emerged as one of the national leaders in the industry with significant growth expected in net revenue and strong market share, we expect to report positive adjusted EBITDA for the year,” said Greg Engel, CEO. “And we remain relentlessly focused on running a profitable business which earns attractive returns on investment for our shareholders over the near and long term. We are encouraged by Ontario’s recent announcement to expand the retail network and believe this should be an important catalyst to drive further growth for us and the industry as a whole.”

The lack of a sufficient retail network and slower than expected store openings in Ontario continued to impact sales in Q4 2019 and were further exacerbated by increased industry supply. The majority of the product returns and price adjustments (of about $3.7 million) was largely due to returns and price adjustments for two slower selling SKUs sold to the Ontario Cannabis Store (OCS), comprised of a bespoke order of lower THC dried flower intended to fulfill a supply gap in the market earlier this year and THC oil which has seen less than anticipated demand in the adult-use recreational market.

Organigram has and continues to build excised finished product across a variety of SKUs and is ready to onboard the addition of the second wave of Ontario retail licensed lottery winners (both traditional and First Nations licenses granted or available). These stores should triple the existing retail network currently available in Ontario. The first few of these new stores are expected to open shortly.

Market Share and Retail Sell Through

Organigram believes market share is an important indication of success for a licensed producer (“LP”) as sell through to end consumers is a strong predictor of long-term sustainable revenue. This is particularly relevant for LPs with strong distribution like Organigram which has sales in all 10 Canadian provinces.

The Company receives market share results from some Canadian provinces. Based on this information and other data points that are accessible to the Company, Organigram believes it has an enviable market share in the national adult-use recreational market. In Ontario, Organigram continues to be one of the major players in this market. On the first anniversary of adult-use recreational legalization, the Company noted the OCS reported its Edison brand had the top three selling pre-rolls in the province with its City Lights, Rio Bravo and Casablanca strains taking the top three positions, respectively1. In addition, Rio Bravo and Casablanca were highlighted as two of the top five strains ordered on the OCS website.2

“Since we were one of the first success stories following legalization, we had early visibility of product sell through. As such, we are already well underway in aligning our strategy and production mix to emerging consumer preferences,” said Mr. Engel. “We have also piloted ‘limited time’ offers of other strains. Two in particular have been met with exceptional customer feedback: Edison Limelight (sativa) and Edison El Dorado (hybrid) and as such, we are incorporating these new strains into our core offerings.”

Liquidity and Balance Sheet

The Company believes it has sufficient liquidity and capital to fund operations and complete the expansion of its Moncton Campus.

As at the end of Q4 2019, the Company expects to report about $47.9 million in cash and short-term investments and about $49.6 million in current and long-term debt, which primarily represents the carrying value of its term loan. Subsequent to Q4 2019, an additional $15.0 million was drawn on its term loan leaving about $50.0 million in available capacity of the total term loan of $115.0 million. The Company also has a revolver of up to $25.0 million available to be drawn against specified receivables.

On November 4, 2019, the Company filed a preliminary base-shelf prospectus for an amount up to $175.0 million through the issuance of common shares, preferred shares, debt securities, subscription receipts, warrants or units. In order to take advantage of raising funds by way of the base-shelf prospectus, the Company would be required to file a final base-shelf prospectus and one or more prospectus supplements. The purpose of filing the base-shelf prospectus is to shorten the timeline to raise funds for growth opportunities and working capital.

Outlook

At this point in the first quarter of fiscal 2020 (ending November 30, 2019) (“Q1 2020”), the Company has shipped more sales compared to the same point in Q4 2019. The Company believes it is neither possible nor prudent to provide any further guidance given the dynamic forces and uncertainty in the industry today.

Beyond fiscal Q1 2020, the Company remains on track to launch vape pens in mid-December followed by cannabis-infused chocolate products in calendar Q1 2020 and now expects its shelf stable, water-compatible, flavorless nano-emulsion powdered beverage product in calendar Q2 2020 based on expected licensing for the production area and equipment delivery and commissioning schedules. Organigram submitted new product notifications to Health Canada for a vape pen portfolio and cannabis infused chocolates last month.

The Company also received its research and development license from Health Canada last month to conduct further in-house research, including taste testing, to strive for the optimal consumer experience.

Important Information Regarding Financial Statement Figures Cited

The preliminary estimated financial results and other data for the three months and fiscal year ended August 31, 2019 set forth above are unaudited and subject to the completion of the Company's financial closing procedures. This data has been prepared by, and is the responsibility of, the Company's management. Organigram's independent registered public accounting firm, Deloitte LLP, is in the process of performing year-end audit procedures with respect to the accompanying preliminary financial results and other data, and accordingly does not express an opinion or any other form of assurance with respect thereto. The Company currently expects that its final results of operations and other data will be consistent with the estimates set forth above, but such estimates are preliminary and Organigram's actual results of operations and other data could differ materially from these estimates due to the completion of its fiscal year-end audit procedures, final adjustments, and other developments that may arise between now and the time such annual audited consolidated financial statements for the year ended August 31, 2019 are released.

The Company defines adjusted EBITDA as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill and intangible assets.

Fiscal Q4 and Full Year 2019 Conference Call

The Company is scheduled to report its fourth quarter and full year earnings results for its fiscal year ended August 31, 2019 on Monday, November 25, 2019 before market open. The Company will host a conference call to discuss its results:

Date: November 25, 2019

Time: 8:00 a.m. Eastern Time

Toll Free (North America) Dial-In Number: 1-866-211-4093

International Dial-In Number: 647-689-6727

Webcast: https://event.on24.com/wcc/r/2081952/4BA98522DEFFE3F5758620EC23384882

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

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About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include actual product sell-through and returns, ability to comply with the terms and conditions of its credit facility from time to time, costs of construction, emerging industry trends, actual audited results and including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For more information about Organigram please visit www.Organigram.ca

1 https://ocs.ca/blogs/shopping-at-ocs/top-sellers-of-2019

2 https://ocs.ca/blogs/shopping-at-ocs/infographic

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
amy.schwalm@organigram.ca
(416) 704-9057

For media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653